UNITED STATE  :E COMMISSION

07005930

AB 3/28

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	In. ...lers Pursuant to Section 17 of theSecurities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NUMBER 8-20518

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Funds Distributor, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3435 Stelzer Road
(No and Street)

Columbus (City) OH (State) 43219 (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike 614-470-8280
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 3 2007
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
MAR 0 2007
WASH, D.C. 185

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, J. Edward Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Funds Distributor, Inc. as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL STATE OF OHIO

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 8-20-2011

Signature

Financial and Operations Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Index
December 31, 2006

Page(s)

Report of Independent Auditors ... 1

Financial Statements

Statement of Financial Condition ... 2

Statement of Income ... 3

Statement of Changes in Stockholder's Equity ... 4

Statement of Cash Flows ... 5

Notes to Financial Statements ... 6-8

Supplementary Information

Schedule I: Computation of Net Capital under Securities and Exchange Commission Rule 15c3-1 ... 9

Schedule II: Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3 ... 10

Report of Independent Auditors on Internal Control Pursuant to SEC Rule 17a-5 ... 11-12



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Funds Distributor, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity and of cash flows, present fairly, in all material respects, the financial position of Funds Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at December 31, 2006, and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2007

Funds Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 1,545,587
Distribution fees receivable	828,719
Administrative fee receivable, net of bad debt allowance of $39,444	411,178
Prepaid expenses	180,113
Other receivable	25,321
Total assets	$ 2,990,918
Liabilities and Stockholder's Equity	
Liabilities	
Distribution fees payable	$ 650,507
Accrued distribution related expenses	500,416
Payable to affiliates, net	622,972
Other accrued expenses	135,661
Total liabilities	1,909,556
Stockholder's equity	
Common stock, $1.00 par value, 250,000 shares authorized, 1,000 shares issued and outstanding	1,000
Capital in excess of par value	1,054,464
Retained earnings	25,898
Total stockholder's equity	1,081,362
Total liabilities and stockholder's equity	$ 2,990,918

The accompanying notes are an integral part of these financial statements.

Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Income
Year Ended December 31, 2006

Revenues	
Distribution fees	$ 8,695,140
Administration fees	1,140,082
Commissions	3,987,532
Base distribution fees	402,647
License and fees rebill	200,549
Total revenues	14,425,950
Expenses	
Distribution and distribution related expense	9,257,877
Commissions	3,424,794
Administrative service and other fees to affiliate	102,718
Professional fees	38,720
License and fees	237,412
Other	46,459
Total expenses	13,107,980
Income before income taxes	1,317,970
Income taxes	485,936
Net income	$ 832,034

The accompanying notes are an integral part of these financial statements.

Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2006

	Common Stock	Capital in Excess of Par	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2005	$ 1,000	$ 2,495,345	$ 952,983	$ 3,449,328
Distribution to parent	-	(1,440,881)	(1,759,119)	(3,200,000)
Net income	-	-	832,034	832,034
Balances at December 31, 2006	$ 1,000	$ 1,054,464	$ 25,898	$ 1,081,362

The accompanying notes are an integral part of these financial statements.

Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 832,034
Changes in bad debt allowance	34,560
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in distribution fees receivable	(209,521)
Increase in administrative fee receivable	(250,065)
Decrease in due from affiliates, net	1,823,501
Increase in prepaid expenses	(79,002)
Decrease in other receivable	20,443
Increase in distribution fees payable	31,309
Increase in accrued distribution related expenses	376,720
Increase in payable to affiliates, net	622,972
Increase in other accrued expenses	55,627
Net cash provided by operating activities	3,258,578
Cash flows from financing activities	
Distribution to parent	(3,200,000)
Net cash used in financing activities	(3,200,000)
Net change in cash	58,578
Cash	
Beginning of year	1,487,009
End of year	$ 1,545,587
Supplemental disclosures of cash flow information	
Cash paid during the year for income taxes	$ 319,981

The accompanying notes are an integral part of these financial statements.

1. Organization

Funds Distributor, Inc. (the "Company") is a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company serves as administrator, subadministrator, distributor and/or principal underwriter to various investment companies, primarily the Munder family of funds, (the "Funds"). The Company receives administrative and distribution fees from these Funds or related investment companies.

2. Summary of Significant Accounting Policies

Cash

The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

Revenue Recognition

Distribution fees represent 12b-1 and shareholder servicing fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Company. These fees are principally determined based on average daily net assets of the Funds and are accrued monthly.

Administrative fees include both a contractually fixed fee and a fee based on average daily net assets. These fees are earned from the Funds' investment advisors for providing ongoing management and oversight of distributor activities. These fees are billed and earned monthly.

Investors in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions to the broker-dealers who originated the sales. Commission income is recorded net of commission expense such that net commission income represents commissions earned by the Company as selling broker-dealer.

The Company follows Financial Accounting Standards Board Staff Position No. 85-24-1. Contrary to the net accounting method described above, the implementation of this standard requires the Company to record commission revenue and an equal offsetting commission expense on a gross basis when the expense is funded by a third-party financing agent. As a result, the Company recorded $3,424,794 of commission revenue and $3,424,794 of commission expense during 2006.

Base distribution fees are fees earned from the Funds' investment adviser for providing ongoing management and oversight of distributor activities. These fees are billed and earned monthly. The fees contain a fixed annual amount plus a variable portion, if additional services are provided.

Licenses and fees rebill represent payments made by the Funds' adviser to compensate the Company for certain expenses incurred. The expenses include NASD licensing and advertising review fees.

Distribution and Distribution Related Expense
Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Fund's shares that generated the distribution fees pursuant to the Agreement. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the Distribution Plan. Accrued distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

Income Taxes
BISYS and its affiliates file a consolidated Federal income tax return that includes the Company. BISYS apportions Federal income tax expense or benefit among all the affiliates based on their taxable income or loss, using corporate statutory rate adjusted for the effect of any temporary differences of the Company. The Company is a Massachusetts corporation and is also included in the consolidated tax returns of Bisys for various states. State income taxes for the year ended December 31, 2006 are immaterial.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

3. Related Party Transactions

During the year ended December 31, 2006, BISYS and certain of its subsidiaries provided various services to the Company such as acting as collecting and paying agent, providing use of office facilities, equipment, personnel and other administrative services. The Company is charged an administrative service fee for these services designed to cover the costs of providing such services. The amount charged to the Company increased effective July 1, 2006 and amounted to $174,000 for the year ended December 31, 2006. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

Bisys and its subsidiaries also provide corporate administration and legal services to the Company. These costs are generally allocated as a percentage of the Company's revenues in relation to totals of BISYS and amounted to $57,037 for 2006. Trademark royalty fees are charged to the Company. These fees are calculated as a fixed percentage of certain Company revenues, as described in the intercompany agreement and amounted to $54,828 for 2006. During 2006 Bisys changed its methodology of allocating management and trademark royalty fees. As a result, the Company received credits of $95,433 and $87,714 for management and royalty fees, respectively.

The Company made a capital distribution to its parent on December 28, 2006 in the amount of $3,200,000.

4. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, and

requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital under the Rule of $286,538, which was $159,234 in excess of its minimum required net capital of $127,304. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006 was 6.66 to 1.

5. Regulatory Compliance

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

6. Contracts

The Company has Agreements with the Funds under which it provides distribution services. The Agreement continues in effect until terminated by either party. The Company receives commissions on sales of certain new Fund shares and 12b-1 and shareholder servicing fees paid by the Funds for shares sold which are still outstanding.

The Company enters into sales agreements with various selling broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expense (12b-1 fees or commissions) as outlined in their respective agreements.

The Company has Agreements with the Funds' investment advisors for providing ongoing management and oversight of distributor activities. The revenue is realized as administration fees. The Agreements continue in effect until terminated by either party.

The Company has an agreement with a third party financing agent with respect to the purchase and sale of B and C shares of certain mutual funds, which have 12b-1 distribution plans and contingent deferred sales charge features. Under this agreement, the financing agent pays the Company the amount of the commission due to the selling broker-dealers in exchange for all future contingent deferred sales charges, 12b-1 fees and shareholder servicing fees due the Company from the Funds.

The Company has a Distributor Services Agreement with the Funds' investment advisor for which the Company provides ongoing management and oversight of distributor activities. The revenue is realized as base distribution fees. The agreement contains a fixed annual fee plus a variable portion, if additional services are provided. The Agreement continues in effect until terminated by either party.

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against the Company. Management is not currently aware of any such pending claims.



SUPPLEMENTARY INFORMATION

Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Schedule I - Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1
December 31, 2006

Total stockholder's equity from the statement of financial condition		$ 1,081,362
Deductions for nonallowable assets		
Distribution fees receivable	$ 178,212	
Administrative fee receivable, net	411,178	
Prepaid expenses	180,113	
Other receivable	25,321	794,824
Net capital		286,538
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		127,304
Excess net capital		159,234
Total aggregate indebtedness		$ 1,909,556
Percentage of aggregate indebtedness to net capital		666%

There are no material differences between the computation above and the computation included in the unaudited FOCUS report, Form X-17a5, Part II, filed as of December 31, 2006, as amended.

Funds Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Schedule II - Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3

December 31, 2006

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
Funds Distributor, Inc.

In planning and performing our audit of the financial statements of Funds Distributor, Inc. (a wholly owned subsidiary of the BISYS Group Inc.) (the "Company") as of and for the year ended December 31, 2006 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-



mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2007

END